Supplement to Prospectus Supplement dated October 18, 2006 to
                        Prospectus Dated October 6, 2006
                                  $354,180,000
                                  (Approximate)
               Mortgage Pass-Through Certificates, Series 2006-S6

                               GSAMP Trust 2006-S6
                                 Issuing Entity
                          GS Mortgage Securities Corp.
                                    Depositor
                         Goldman Sachs Mortgage Company
                                     Sponsor
                            Ocwen Loan Servicing, LLC
                                    Servicer

            This is a second supplement (the "Second Supplement") to the prospectus supplement dated October 18, 2006, as modified by a supplement to the prospectus supplement, dated August 31, 2007 (the "First Supplement" and together with the prospectus supplement dated October 18, 2006, the "Prospectus Supplement") to the prospectus dated October 6, 2006 relating to the GSAMP Trust 2007-S6 Mortgage Pass-Through Certificates, Series 2007-S6. This Second Supplement supersedes and replaces the First Supplement in its entirety.

            Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

o The table on the cover page of the Prospectus Supplement is revised as follows:

          Approximate
            Initial
        Class Principal   Pass-Through                    Ratings
Class      Balance(1)         Rate          Type       (S&P/Moody's)
-----   ---------------   ------------   -----------   -------------
 M-3       $ 13,281,000    Variable(9)   Subordinate      A(14)/A2

(14) The ratings of the Class M-3 Certificates have been downgraded as described in "Risk Factors--The Ratings on the Class M-3 Certificates Have Been Downgraded" below.

o     The table on page S-14 of the Prospectus Supplement is revised as follows:

        Class           S&P    Moody's
        -------------   ----   -------
        M-3..........   A(1)     A2

(1) The ratings of the Class M-3 Certificates have been downgraded as described in "Risk Factors--The Ratings on the Class M-3 Certificates Have Been Downgraded" below.

   (continued on following pages)

                              Goldman, Sachs & Co.
                The date of this supplement is September 19, 2007

o The Risk Factor entitled "Increased Use of New Mortgage Loan Products by Borrowers May Result in Decline in Real Estate Values Generally" on page S-16 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

            In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

            Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

            In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

            The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators, including American Home Mortgage Corp., to cease operations. See "--Recent Developments in Respect of American Home Mortgage Investment Corp." below.

            Any such deterioration in the financial condition of any of the original loan sellers could affect the ability of such original loan seller to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred. If any of the original loan sellers is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

            Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

            In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations. There can be no assurance that the rating agencies will not continue to do so.

                                      S2-2

            In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

o The Risk Factor entitled "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" on page S-16 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

            There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

            Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

            The mortgage loans are also subject to federal laws, including:

                  o the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

                  o the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

                  o the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor's credit experience.

            Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator's failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors' rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

            The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations. In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are "high cost loans," (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as "high cost," "threshold," "predatory" or "covered" loans under, any other applicable state, federal or local law. In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

                                      S2-3

            It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations could adversely affect the issuing entity's ability to realize on the mortgage loans.

o The Risk Factor entitled "Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns" on page S-18 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

            Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against any original loan seller or servicer that impairs the issuing entity's ability to realize on those mortgage loans. See "--Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" above.

o The Risk Factor entitled "The Original Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans" on page S-29 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Original Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans

            Each of the original loan sellers has made various representations and warranties related to the mortgage loans it sold to the sponsor. Those representations are summarized in "Description of the Certificates--Representations and Warranties Relating to the Mortgage Loans" in this prospectus supplement.

            If any of the original loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such seller would be required to repurchase, or substitute for, the defective mortgage loan. As described below under "Recent Developments in Respect of American Home Mortgage Corp.," American Home Investment Corp., the corporate parent of American Home, has reported that it has recently experienced financial difficulties. As a result, it is possible that American Home may not be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons. The inability of an original loan seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the certificates could occur.

o The Risk Factor entitled "The Ratings on Your Certificates Could Be Reduced or Withdrawn" on page S-32 of the Prospectus Supplement is amended by adding the following sentence at the end of the Risk Factor:

            On July 19, 2007, Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., downgraded the rating of the Class M-3 certificates from "A" to "A-".

o     The following Risk Factors are added to the Prospectus Supplement:

The Ratings on the Class M-3 Certificates Have Been Downgraded

            Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., downgraded the ratings on the Class M-3 Certificates from "A" to "A-". There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

                                      S2-4

The Sponsor and its Affiliates May Have Conflicts of Interest

            Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators. See "--Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally" above.

            Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with any of the original loan sellers and the servicer.

            In taking any actions or engaging in other transactions with any of the responsible parties, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by any of the responsible parties that are not included in the issuing entity, and may seek to enforce against such original loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to any of the responsible parties and may seek to enforce remedies against any of the responsible parties if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any of the responsible parties, and the sponsor and its affiliates will have no obligation to pursue any claims against any of the responsible parties on behalf of the issuing entity or with respect to loans included in the issuing entity.

Recent Developments in Respect of American Home Mortgage Investment Corp. May Adversely Affect the Performance and Market Value of the Offered Certificates.

            As described below under "Recent Developments in Respect of American Home Mortgage Investment Corp.", American Home Investment Corp., the corporate parent of American Home, has recently declared insolvency, which may have a significant adverse effect on American Home's performance of ongoing obligations in respect of the Mortgage Loans it originated and the Offered Certificates, including certain repurchase and substitution obligations in respect of the Mortgage Loans it originated for which a breach of one or more representations and warranties exists. If American Home is unable to repurchase Mortgage Loans in the event of breaches of representations and warranties, the performance of the Offered Certificates may be adversely affected, including the inability of the Issuing Entity to pay interest periodically and principal when due.

o Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following "Description of the Certificates--Representations and Warranties Relating to the Mortgage Loans":

Recent Developments in Respect of American Home Mortgage Investment Corp.

            Pursuant to a Form 8-K filed on July 31, 2007 (the "July 31st Announcement"), American Home Mortgage Investment Corp. ("AHMIC") the corporate parent of American Home Mortgage Corp. ("American Home"), one of the responsible parties, announced that on July 27, 2007 its Board of Directors decided to delay payment of its quarterly cash dividend on its common stock and anticipated delaying payment of its quarterly cash dividends on its Series A Cumulative Redeemable Preferred Stock and Series B Cumulative Redeemable Preferred Stock.

            According to the July 31st Announcement, AHMIC stated that the disruption in the credit markets had caused major write-downs of its loan and security portfolios. AHMIC stated on July 31, 2007 that its lenders had initiated margin calls in response to the decline in the collateral value of certain of its loans

                                      S2-5
and securities held in its portfolio. AHMIC stated that it had received and paid very significant margin calls and had substantial margin calls pending.

            According to the July 31st Announcement, AHMIC also announced that it was not able to fund its lending obligations on July 30, 2007 of approximately $300 million and anticipated it would not be able to fund approximately $450 to $500 million on July 31, 2007.

            Pursuant to a Form 8-K filed on August 3, 2007, AHMIC announced that on August 2, 2007 it had determined to significantly reduce its operating structure, ceased taking mortgage applications and notified all of its production employees that they will be separated effective August 3, 2007. AHMIC also stated that its employee base will be reduced from over 7,000 to approximately 750. AHMIC stated that it was maintaining its thrift and servicing businesses.

            Pursuant to a Form 8-K filed on August 9, 2007 (the "August 9th Announcement"), AHMIC announced that on August 6, 2007 AHMIC, together with certain of its subsidiaries, had filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (American Home Mortgage Holdings, Inc., a Delaware corporation, et al. Case No. 07-11047(CSS)).

            According to the August 9th Announcement, AHMIC also announced that in connection with the filing, WL Ross & Co. LLC, through its fund, WLR Recovery Fund III, L.P., had agreed to provide AHMIC up to $50 million in debtor in possession ("DIP") financing, subject to court approval. According to the August 9th Announcement, AHMIC expects the DIP financing to provide it with funding to facilitate the Chapter 11 process.

            According to the August 9th Announcement, AHMIC announced that, since it terminated its mortgage originations business, it is highly unlikely that the value of AHMIC's assets will be sufficient to pay its creditors in full, and that it is realistic to conclude that ultimately there will be no shareholder equity value remaining.

            Pursuant to three filings, dated September 6, 2007, by New York Stock Exchange Inc. (the "Exchange"), of Form 25 Notification of Removal From Listing and/or Registration Under Section 12(b) of the Securities Exchange Act, the Exchange stated that, pursuant to 17 CFR 240.12d2-2(b), it has complied with its rules to strike AHMIC's Common Stock, 9.75% Series A Cumulative Redeemable Preferred Stock, and 9.25% Series B Cumulative Redeemable Preferred Stock from listing and/or withdraw registration on the Exchange.

o The table on page S-105 of the Prospectus Supplement is revised as follows:

              Class           S&P    Moody's
              -------------   ----   -------
              M-3..........   A(1)     A2

(1) The ratings of the Class M-3 Certificates have been downgraded as described in "Risk Factors--The Ratings on the Class M-3 Certificates Have Been Downgraded" above.

                                      S2-6